UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Overseas Partners Ltd.

(Name of the Issuer)

Overseas Partners Ltd.

(Name of Person(s) Filing Statement)

COMMON SHARES, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mark R. Bridges

President & Chief Executive Officer

Overseas Partners Ltd.

Cumberland House, One Victoria Street

Hamilton HM 11, Bermuda

(441) 295-0788

Copies to:

Michael Groll

Matthew Ricciardi

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, New York 10019

(212) 424-8000

Facsimile: (212) 424-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
$ 59,000,000	$ 11,800

* The filing fee was determined pursuant to Rule 0-11(c)(2) under the Securities Exchange Act of 1934, by multiplying 1/50 of 1% by $59,000,000, which is equal to the aggregate of the cash and the value of the securities and other property to be distributed to security holders.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$11,800

Form or Registration No.:	Preliminary Schedule 14A

Filing Party:	Overseas Partners Ltd.

Date Filed:	November 23, 2005

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Overseas Partners Ltd. (the “Company”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an amended preliminary proxy statement (the “Preliminary Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Preliminary Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet

The information set forth in the Preliminary Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Summary Company Information

(a) Name and Address. Overseas Partners Ltd. is the subject company. Its principal executive office is located at Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda and its telephone number is (441) 295-0788.

(b) Securities. As of November 30, 2005, there were 118,758,470 issued and outstanding common shares, par value $0.10 per share, of the Company.

(c) Trading and Market Price. The Company’s common shares are not listed on a securities exchange and are not traded in the organized over-the-counter or any other established market.

(d) Dividends. No dividends have been paid by the Company on its common shares during the past two years. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference. There are no restrictions on the Company’s current or future ability to pay dividends but it is extremely unlikely that the Company will pay ordinary dividends in the future.

(e)	Prior Public Offerings. None.

(f) Prior Stock Purchases. With the exception of shares purchased from employees, who had exercised put options to sell their shares upon termination of their employment with the Company, the Company has not repurchased the Company’s common shares in the last two years. All shares repurchased from employees were at the net book value per share as determined from the Company’s most recent balance sheet as filed with the Securities and Exchange Commission.

During the quarter ended December 31, 2003, 46,820 shares were repurchased at a price of $8.37 per share. No shares were repurchased during the year ended December 31, 2004 or during the quarter ended March 31, 2005. During the quarter ended June 30, 2005, 11,376 shares were repurchased at a price of $2.35 per share. No shares have been repurchased since June 30, 2005.

Item 3.	Identity and Background of Filing Person

(a) Name and Address. Overseas Partners Ltd., the subject company, is the filing person of this Schedule 13E-3. Its principal business office is located at Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda and its telephone number is (441) 295-0788.

The names and addresses of the Company’s directors and officers are contained in the Proxy Statement on Schedule 14A for the 2005 Annual General Meeting, filed with the Securities and Exchange Commission on June 30, 2005, which is incorporated herein by reference. D. Campbell McBeath and Caroline M. Komposch are no longer executive officers of the Company.

(b) Business Background of Entities. Not applicable.

(c) Business Background of Natural Persons. The information set forth under “Item 10 – Directors and Executive Officers of the Registrant” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 11, 2005 is incorporated herein by reference.

No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of any federal or state securities laws.

Robert J. Clanin, D. Scott Davis and Joseph M. Pyne are citizens of the United States. Mark R. Bridges and Lynda A. Davidson Leader are citizens of the United Kingdom. Mark B. Cloutier is a citizen of Canada. Cyril E. Rance is a citizen of Bermuda.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process,” “Certain United States Federal Income Tax Consequences” and “Voting Requirements” is incorporated herein by reference.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the caption “The Winding Up – Appraisal Rights of Shareowners” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The Company has made no provision to grant unaffiliated security holders of the Company access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. Not applicable.

(b) Significant Corporate Events. Not applicable.

(c) Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Company’s Securities. The remaining executive officers and employees are entitled to exercise a put option, within 15 days of the termination of their employment, requesting that the Company purchase their shares at current net book value. This applies to a total of 103,108 shares as shown below:

Name	Principal Position	Number of shares

Mark R. Bridges	President & Chief Executive Officer	94,142

Lynda A. Davidson Leader	SVP, Director of Operations	2,984

Chris Fleming	VP, Chief Accounting Officer	400

Other employee		5,582

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The Company will not acquire any securities in the transaction.

(c) Plans. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process” and “Special Factors – Purpose, Alternatives, Reasons and Effects” is incorporated herein by reference.

(b) Alternatives. None.

(c) Reasons. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process” and “Special Factors – Purpose, Alternatives, Reasons and Effects” is incorporated herein by reference.

(d) Effects. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process,” “The Winding Up – Transfers of Shares,” “Special Factors – Purpose, Alternatives, Reasons and Effects” and “Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background,” “The Winding Up – Winding Up Process” and “Special Factors – Fairness” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet,” “The Winding Up – Background”, “The Winding Up – Winding Up Process” and “Special Factors – Fairness” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the captions “Voting Requirements” and “Special Factors – Fairness” is herein incorporated by reference.

(d) Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the caption “Special Factors – Fairness” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Preliminary Proxy Statement under the caption “Special Factors – Fairness” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Preliminary Proxy Statement under the caption “Special Factors – Fairness” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the caption “Special Factors – Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.

(b) Preparer of Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10.	Source of Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Preliminary Proxy Statement under the captions “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Preliminary Proxy Statement under the captions “The Winding Up – Background” and “The Winding Up – Winding Up Process” is incorporated herein by reference. The costs of printing and mailing the Proxy Statement and holding the Special General Meeting are expected to be approximately $0.2 million and will be paid by the Company. The joint liquidators will be remunerated on a time incurred basis for all work reasonably and properly carried out in the winding up of the Company, together with reasonable out-of-pocket expenses and proper disbursements incurred in connection with the winding up. In the absence of unforeseen circumstances, the joint liquidators’ costs are not expected to exceed $0.5 million. However, the ultimate costs of the liquidation will depend on how long the liquidation takes to complete.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Security Ownership. The information set forth under the caption “Management” in the Company’s Proxy Statement for the 2005 Annual General Meeting, as filed with the Securities and Exchange Commission on June 30, 2005 is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet” and “The Winding Up – Background” is incorporated herein by reference. All directors and executive officers of the Company intend to vote for the winding up of the Company, as the winding-up will complete the run-off process initiated by the Board of Directors in February 2002 and the return of capital to shareholders.

(e) Recommendation of Others. The information set forth in the Preliminary Proxy Statement under the captions “Summary Term Sheet” and “The Winding Up – Background” is incorporated herein by reference.

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements for the years ended December 31, 2004 and 2003 and the unaudited balance sheets, income statements, statements of cash flows and statements of comprehensive income for the three- and nine-month periods ended September 30, 2005 and 2004 are incorporated by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, respectively.

The ratio of earnings to fixed charges is not applicable as the Company has not had any fixed charges for the two most recent fiscal years.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons / Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Preliminary Proxy Statement under the caption “Introduction” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the caption “Introduction” is incorporated herein by reference.

Item 15.	Additional Information

(a) Other Material Information. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is incorporated by reference.

Item 16.	Exhibits

(a) The Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) None.

(c) None.

(d) Exhibit 10(d) to the company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 11, 2005, is incorporated herein by reference.

(f) None.

(g) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2005	OVERSEAS PARTNERS LTD.

	By:	/s/ Mark R. Bridges
Mark R. Bridges
President and Chief Executive Officer